Item 77C

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Global
High Income Fund Inc. was held on September 18, 2006, for the purpose of considering and voting upon the election of Leslie
H. Gelb and R. Jay Gerken and William R. Hutchinson as Class II Directors to serve until the 2009 Annual Meeting of Shareholders. The following table provides information concerning the matter voted upon at the Meeting:

Election of Directors

                        Common
                     Shares Voted        Common
Nominees             For Election    Shares Withheld
Leslie H. Gelb        28,572,584         499,591
R. Jay Gerken         28,584,792         487,383
William R.Hutchinson  28,588,675	 483,500

At November 30, 2006, in addition to Leslie H. Gelb and R. Jay Gerken,and William R. Hutchinson, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
William H. Hutchinson
Riordan Roett
Jeswald W. Salacuse